AMP 3/11/03

03014519

CW

SECU… EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 28 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet. com, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo	TX	79106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Black (806) 351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bland, Garvey, Eads, medlock & Deppe P.C.
(Name – *if individual, state last, first, middle name*)

1202 Richardson Drive	Richardson	TX	75080-4698
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William W. Britain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET K. CUBITT
Notary Public, State of Texas
My Commission Expires
October 01, 2003

Signature

William W. Britain President/CEO

Title

Notary Public Janet Cubitt

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EnergyNet.com, Inc.

Independent Auditors' Report
and Financial Statements

Years Ended December 31, 2002 and 2001

ENERGYNET.COM, INC.
FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

Contents

BLAND
GARVEY
EADS
MEDLOCK
& DEPPE
P.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the balance sheet of EnergyNet.com, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of EnergyNet.com, Inc. as of December 31, 2001, were audited by other auditors whose report, dated January 25, 2002, on those statements included an explanatory paragraph that described the uncertainty about the Company's ability to continue as a going concern due to recurring losses from operations discussed in Note 2 to the financial statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of EnergyNet.com, Inc. as of December 31, 2002, and the results of operations, changes in stockholders' equity, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Bland, Garvey, Eads, Medlock + Deppe, P.C.

January 31, 2003

Accountants and Consultants
1202 Richardson Drive, Suite 203
Richardson, Texas 75080-4698
Tel 972.231.2503 Fax 972.783.6501
http://www.taxsmart.com

ENERGYNET.COM, INC.
BALANCE SHEET
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 928,952	$ 850,519
Auction proceeds receivable (Note 3)	6,130	97,713
Prepaid expenses	14,559	13,735
TOTAL CURRENT ASSETS	949,641	961,967
EQUIPMENT		
Software	220,033	152,465
Computer equipment	70,854	63,748
Furniture and equipment	19,453	19,453
	310,340	235,666
Less accumulated depreciation	186,804	116,299
	123,536	119,367
OTHER ASSETS		
Investment in warrants	-	14,000
	$ 1,073,177	$ 1,095,334

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
BALANCE SHEET
December 31, 2002 and 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 62,341	$ 36,563
Auction proceeds payable (Note 4)	31,004	459,729
Unearned commissions	114,375	53,375
TOTAL CURRENT LIABILITIES	207,720	549,667
STOCKHOLDERS' EQUITY (NOTE 5)		
Preferred stock	177	-
Common stock	2,500	2,500
Paid-in capital in excess of par value	2,274,043	1,766,556
Retained deficit	(1,397,263)	(1,223,389)
Accumulated other comprehensive loss	(14,000)	-
	865,457	545,667
	$ 1,073,177	$ 1,095,334

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 1,096,193	$ 640,072
Other revenue	61,762	50,152
	1,157,955	690,224
OPERATING EXPENSES		
General and administrative expenses	1,198,708	1,255,741
Depreciation	70,505	66,512
Sales commissions	76,206	53,266
	1,345,419	1,375,519
LOSS FROM OPERATIONS	(187,464)	(685,295)
OTHER INCOME (EXPENSE)		
Interest and other income	15,104	32,213
Interest expense	(1,514)	(378)
	13,590	31,835
LOSS BEFORE INCOME TAXES	(173,874)	(653,460)
BENEFIT FROM INCOME TAXES (NOTE 6)	-	(2,780)
NET LOSS	$ (173,874)	$ (650,680)

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Preferred Stock	Common Stock	Paid-in Capital in Excess of Par Value	Retained Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2000	$ -	$ 2,500	$ 1,766,556	$ (572,709)	$ -	$ 1,196,347
Net loss	-	-	-	(650,680)	-	(650,680)
Balance at December 31, 2001	-	2,500	1,766,556	(1,223,389)	-	545,667
Stock issued, net of offering costs of $32,796	177	-	507,487	-	-	507,664
Net loss	-	-	-	(173,874)	-	(173,874)
Change in fair value of available-for-sale securities	-	-	-	-	(14,000)	(14,000)
Comprehensive loss						(187,874)
Balance at December 31, 2002	$ 177	$ 2,500	$ 2,274,043	$ (1,397,263)	$ (14,000)	$ 865,457

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (173,874)	$ (650,680)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	70,505	66,512
Decrease (increase) in operating assets:		
Auction proceeds receivable	91,583	(97,713)
Prepaid expenses	(824)	(13,735)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	25,778	(19,382)
Auction proceeds payable	(428,725)	459,729
Unearned commissions	61,000	49,333
Net cash used by operating activities	(354,557)	(205,936)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(74,674)	(52,557)
Net cash used by investing activities	(74,674)	(52,557)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock, net	507,664	-
Net cash provided by financing activities	507,664	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	78,433	(258,493)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	850,519	1,109,012
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 928,952	$ 850,519
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$ 1,514	$ 378
Income taxes paid	$ -	$ -

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of EnergyNet.com, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates which are determined by management.

Organization

EnergyNet.com, Inc. was organized as an S corporation on February 25, 1999, in the state of Texas. The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet based live auction.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting; whereby, revenues are recognized when earned and expenses are recognized when incurred.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. Cash and cash equivalents also include $29,180 cash held for sellers. Cash held for sellers represents cash collected from buyers and due to sellers within 10 days of auction close.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of cash flows

The Company uses the indirect method to present cash flows from operating activities. There were no noncash investing or financing activities for the years ended December 31, 2002 and 2001.

Marketable securities

Marketable securities consist of a single issue of warrants. The Company has designated these securities as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Accordingly, changes in the fair value of the warrants are recorded, net of tax, as a separate component of accumulated comprehensive income (loss). In September 2002, the Company determined that its investment in the warrants had become worthless and, accordingly, has recorded a charge to other comprehensive income of $14,000. No such changes in value occurred during the year ended December 31, 2001.

Equipment

Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site. Expenditures that constitute upgrades or enhancements, as defined in AICPA Statement of Position 98-1, *Accounting for the Cost of Software Developed or Maintained for Internal Use*, are capitalized.

Computers, equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred.

Revenue recognition

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $24,719 and $163,793 for the years ended December 31, 2002 and 2001, respectively.

Income taxes

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

Stock-based compensation

Statement of Financial Accounting Standards No. 123, ("SFAS 123") *Accounting for Stock-Based Compensation*, encourages, but does not require, the adoption of a fair value-based method of accounting for employee stock-based compensation transactions. The Company has elected to apply the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its employee stock-based compensation plans. Under Opinion No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant above the amount an employee must pay to acquire the stock.

NOTE 2 – GOING CONCERN

During 2002, the management of the Company identified conditions that indicate there could be doubt about the entity's ability to continue as a going concern. Those conditions are as follows:

- A net operating loss for four consecutive years.
- Negative cash flows from operating activities.

NOTE 2 – GOING CONCERN (continued)

As of December 31, 2002, the Company had incurred net losses totaling $1,397,263 and had net working capital of $741,921. During the year ended December 31, 2002, the Company's performance improved compared to the previous year. Additionally, the Company successfully completed the private placement of approximately $500,000 of its Series A Preferred Stock. While the Company has continued to incur losses, management believes the Company has sufficient working capital available to continue as a going concern for a reasonable period of time.

NOTE 3 – AUCTION PROCEEDS RECEIVABLE

Auction proceeds receivable consist of proceeds receivable from winning bidders on closed auctions. No allowance for doubtful accounts was deemed necessary at December 31, 2002 or 2001.

NOTE 4 – AUCTION PROCEEDS PAYABLE

Auction proceeds payable represents amounts due sellers from closed auctions and are typically payable within 10 days.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2002:

Preferred stock

20,000,000 shares authorized, 1,772,000 shares issued and outstanding, at $.0001 par value. Holders of preferred stock are entitled to a preferential dividend of $.02745 per share if and when declared by the Board of Directors. Preferred shareholders have a preference upon liquidation, dissolution or winding up of the Company. The preferred stock is convertible to common stock at a rate of 1.22 shares of common for 1 share of preferred anytime after the date of purchase of preferred shares.

Common stock

50,000,000 voting shares authorized, 25,000,000 shares issued and outstanding at $.0001 par value.

NOTE 5 – STOCKHOLDERS' EQUITY (continued)

Paid-in capital in excess of par value

Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

NOTE 6 – INCOME TAXES

The Company's provision (benefit) for income taxes is composed of the following at December 31, 2002 and 2001:

	2002	2001
Deferred income tax benefit	$ (59,117)	$ (221,231)
State income taxes, net	(5,216)	3,130
Other	4,114	(5,910)
Valuation allowance	60,219	221,231
Provision (benefit) for income taxes	$ -	$ (2,780)

The provision for income taxes differs from the amount computed by applying the statutory rates to pre-tax income as follows:

	2002	2001
Federal income tax at statutory rate of 34%	$ (59,117)	$ (221,231)
State income taxes, net	(5,216)	3,130
Other	4,114	(5,910)
Valuation allowance	60,219	221,231
Provision (benefit) for income taxes	$ -	$ (2,780)

NOTE 6 – INCOME TAXES (continued)

The Company's net deferred tax asset (liability) consists of the following at December 31, 2002 and 2001:

	2002	2001
Net operating loss carryforward	$ 371,846	$ 311,627
Write off of warrants	5,180	-
Valuation allowance	(377,026)	(311,627)
Net deferred tax asset (liability)	$ -	$ -

At December 31, 2002, the Company had net operating loss carryforwards of $917,556 and $162,754, which will be available to offset future taxable income and related income tax through 2021 and 2022.

NOTE 7 – LEASES

The Company maintains office locations in Amarillo and Dallas, Texas, and in Oklahoma City, Oklahoma. Additionally, the Company reimburses certain employees for the use of their home offices. The Company leases its office space in Amarillo under a noncancelable operating lease, and leases the remainder of its locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $43,947 and $27,905 for the years ended December 31, 2002 and 2001, respectively. The Company's minimum future rent payments under its noncancelable operating lease arrangement amounted to $13,958 at December 31, 2002.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $727,038, which was $627,038 in excess of its required net capital of $100,000. The Company handled no customer securities or accounts during the year ended December 31, 2002, and, accordingly, is not subject to the requirements under SEC Rule 15c3-3.

ENERGYNET.COM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliate under which the affiliate prepays its commissions on oil and gas properties listed for sale on the Company's Internet site. Under the agreement, the affiliate pays $30,500 per month until November 30, 2002, and those prepayments are available to offset commissions on auctions closing through May 31, 2003. At December 31, 2002 and 2001, the Company had unearned commission revenues under this arrangement of $114,375 and $53,375, respectively. These amounts are included in current liabilities on the balance sheet. The Company recognized commission revenues of $274,500 and $178,119 from the affiliate during the years ended December 31, 2002 and 2001, respectively. Additionally, the Chairman of the Company's Board of Directors is an officer of the affiliate.

NOTE 10 – CONCENTRATION OF RISK

During the year ended December 31, 2002, commissions from two of the Company's sellers accounted for approximately 31% of total commissions revenue. During the year ended December 31, 2001, commissions from the affiliate mentioned above accounted for 28% of total commissions revenue. No other individual seller accounted for more than 10% of total commissions revenue.

NOTE 11 – RECLASSIFICATION OF FINANCIAL STATEMENT PRESENTATION

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 financial statement presentation. Such reclassifications had no effect on the net income as previously reported.

NOTE 12 – STOCK OPTION PLANS

The Company adopted the 2000 Equity Incentive Plan (the "Plan") on November 3, 2000. The Plan provides for grants of up to 3,375,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's Board of Directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant.

ENERGYNET.COM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 12 – STOCK OPTION PLANS (continued)

A summary of stock option transactions is as follows:

	2002		2001	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1	1,575,540	$0.15	1,577,000	$0.15
Granted	395,000	$0.15	20,540	$0.15
Exercised	-	-	-	-
Forfeited	(120,000)	$0.15	(22,000)	$0.15
Outstanding at December 31	1,850,540	$0.15	1,575,540	$0.15
Exercisable at December 31	727,500	$0.15	358,750	$0.15

Stock options granted during 2002 all had an exercise price of $0.15, which was equal to the market price on the date of grant. Stock options granted during 2002 had a weighted average fair value of $0.06 per option. At December 31, 2002, the weighted average remaining contractual life of the outstanding options was 8.21 years. At December 31, 2002, there were 1,900,000 options available for grant under the Plan.

Had compensation costs been determined based on the fair value at the grant dates under the Plan consistent with the method prescribed by SFAS No. 123, our net loss would have increased to the pro forma amounts listed below:

	2002	2001
Reported	(173,875)	(650,680)
Pro-Forma	(186,375)	(661,724)

NOTE 12 – STOCK OPTION PLANS (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001
Dividend yield	0%	0%
Risk-free interest rate	5%	5%
Expected lives	10 years	10 years

SUPPLEMENTARY INFORMATION

ENERGYNET.COM, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net capital	
Total stockholders' equity	$ 865,457
Deduct stockholders' equity not allowable for net capital	-
	865,457
Add	
Discretionary liabilities	-
Total capital and discretionary liabilities	865,457
Deductions and/or charges	
Nonallowable assets	138,093
Net capital before haircuts on securities (tentative net capital)	736,303
Haircuts on securities	325
Net capital	$ 727,038
Aggregate indebtedness	
Items included on the balance sheet	
Accounts payable and accrued liabilities	$ 62,341
Unearned commissions	114,375
Total aggregate indebtedness	$ 176,716
Computation of basis net capital requirement	
Minimum dollar net capital required at 6 2/3 percent	$ 11,781
Minimum dollar net capital required	$ 100,000
Excess net capital at 1,500 percent	$ 627,038
Excess net capital at 1,000 percent	$ 709,366

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Ratio: Aggregate indebtedness to net capital	0.2431 to 1
Reconciliation with Company's computation	
Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 727,038
Net audit adjustments	-
Net capital per above	$ 727,038

See independent auditors' report and accompanying notes to financial statements.

Report of Independent Auditors on Internal Control

Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of EnergyNet.com, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Bland, Dunnley, Eads, McElroy & Riggs, P.C.

January 31, 2003